                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                           For the month of June 2006

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X  Form 40-F
                                     ---           ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes     No  X
                                     ---    ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: June 12, 2006                     By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

(BANCOLOMBIA LOGO)                                        (CIB LISTED NYSE LOGO)

           BANCOLOMBIA REPORTS UNCONSOLIDATED NET INCOME OF PS 285,811
                  MILLION DURING THE FIRST FIVE MONTHS OF 2006

MEDELLIN, COLOMBIA. JUNE 12, 2006

BANCOLOMBIA reported accumulated unconsolidated net income of Ps 285,811 million as of May 31, 2006. For the first five months of 2006, the total net interest income, including investment securities amounted to Ps 423,011 million. Additionally, total net fees and income from services amounted to Ps 226,742 million.

Total assets amounted to Ps 24.85 trillion in May 2006, total deposits totaled Ps 14.68 trillion and BANCOLOMBIA's total shareholders' equity amounted to Ps
3.02 trillion.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 2.88% as of May 31, 2006, and the level of allowance for past due loans was 129.94%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in May 2006 was as follows: 17.0% of total deposits, 20.5% of total net loans, 16.6% of total savings accounts, 20.1% of total checking accounts and 14.8% of total time deposits.

* This report corresponds to the unconsolidated financial statements of BANCOLOMBIA, giving effect to the merger. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

CONTACTS

SERGIO RESTREPO       JAIME A. VELASQUEZ    MAURICIO BOTERO
EXECUTIVE VP          FINANCIAL VP          IR MANAGER
TEL.: (574) 5108668   TEL.: (574) 5108666   TEL.: (574) 5108866

                                                              (BANCOLOMBIA LOGO)
                                                                        MAY 2006

                                                                                    GROWTH
BANCOLOMBIA S.A.                                            AS OF                MAY06/ABR06
BALANCE SHEET                                      -----------------------   -------------------
(Ps Millions)                                        APR-06       MAY-06         $          %
------------------------------------------------   ----------   ----------   --------   --------
ASSETS
Cash and due from banks                             1,045,932    1,064,137     18,205      1.74%
Overnight funds sold                                   63,413      119,010     55,597     87.67%
TOTAL CASH AND EQUIVALENTS                          1,109,345    1,183,147     73,802      6.65%
                                                   ----------   ----------   --------   -------
DEBT SECURITIES                                     6,819,827    6,791,029    -28,798     -0.42%
Trading                                             4,672,888    4,241,033   -431,855     -9.24%
Available for Sale                                  1,086,093    1,488,197    402,104     37.02%
Held to Maturity                                    1,060,846    1,061,799        953      0.09%
EQUITY SECURITIES                                     908,172      945,192     37,020      4.08%
Trading                                                 3,573        2,800       -773    -21.63%
Available for Sale                                    904,599      942,392     37,793      4.18%
Market value allowance                                -59,819      -59,760         59     -0.10%
NET INVESTMENT SECURITIES                           7,668,180    7,676,461      8,281      0.11%
                                                   ----------   ----------   --------   -------
Commercial loans                                   10,225,019   10,739,180    514,161      5.03%
Consumer loans                                      2,116,746    2,244,762    128,016      6.05%
Small business loans                                  111,900       40,023    -71,877    -64.23%
Mortgage loans                                      1,562,463    1,640,265     77,802      4.98%
Allowance for loans and financial leases losses      -532,128     -545,456    -13,328      2.50%
NET TOTAL LOANS AND FINANCIAL LEASES               13,484,000   14,118,774    634,774      4.71%
                                                   ----------   ----------    -------   -------
Accrued interest receivable on loans                  163,641      163,016       -625     -0.38%
Allowance for accrued interest losses                  -6,848       -7,084       -236      3.45%
NET TOTAL INTEREST ACCRUED                            156,793      155,932       -861     -0.55%
                                                   ----------   ----------   --------   -------
Customers' acceptances and derivatives                100,509       64,364    -36,145    -35.96%
Net accounts receivable                               234,340      226,857     -7,483     -3.19%
Net premises and equipment                            343,126      340,798     -2,328     -0.68%
Foreclosed assets                                      23,895       25,757      1,862      7.79%
Prepaid expenses and deferred charges                  26,995       25,582     -1,413     -5.23%
Goodwill                                               43,409       50,109      6,700     15.43%
Other                                                 291,182      320,194     29,012      9.96%
Reappraisal of assets                                 640,692      658,799     18,107      2.83%
                                                   ----------   ----------   --------   -------
TOTAL ASSETS                                       24,122,466   24,846,774    724,308      3.00%
                                                   ==========   ==========   ========   =======
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                3,249,310    3,379,969    130,659      4.02%
Checking accounts                                   2,966,503    3,033,207     66,704      2.25%
Other                                                 282,807      346,762     63,955     22.61%
                                                   ----------   ----------   --------   -------
INTEREST BEARING                                   10,623,450   11,297,909    674,459      6.35%
Checking accounts                                     286,914      286,202       -712     -0.25%
Time deposits                                       3,219,405    3,176,771    -42,634     -1.32%
Savings deposits                                    7,117,131    7,834,936    717,805     10.09%
                                                   ----------   ----------   --------   -------
TOTAL DEPOSITS                                     13,872,760   14,677,878    805,118      5.80%
Overnight funds                                     1,066,033    1,628,265    562,232     52.74%
Bank acceptances outstanding                           57,031       69,380     12,349     21.65%
Interbank borrowings                                1,673,587    1,947,450    273,863     16.36%
Borrowings from domestic development banks          1,071,513    1,063,499     -8,014     -0.75%
Accounts payable                                    1,636,237      767,442   -868,795    -53.10%
Accrued interest payable                              133,625      128,986     -4,639     -3.47%
Other liabilities                                     264,173      243,887    -20,286     -7.68%
Bonds                                               1,041,314    1,009,566    -31,748     -3.05%
Accrued expenses                                      275,761      295,111     19,350      7.02%
                                                   ----------   ----------   --------   -------
TOTAL LIABILITIES                                  21,092,034   21,831,464    739,430      3.51%
                                                   ==========   ==========   ========   =======
SHAREHOLDER'S EQUITY
SUBSCRIBED AND PAID IN CAPITAL                        363,914      363,914          0      0.00%
                                                   ----------   ----------   --------   -------
RETAINED EARNINGS                                   1,509,057    1,514,754      5,697      0.38%
Appropiated                                         1,228,943    1,228,943          0      0.00%
Unappropiated                                         280,114      285,811      5,697      2.03%
                                                   ----------   ----------   --------   -------
REAPPRAISAL AND OTHERS                              1,135,421    1,143,077      7,656      0.67%
GROSS UNREALIZED GAIN OR LOSS ON DEBT SECURITIES       22,040       (6,435)   (28,475)  -129.20%
                                                   ----------   ----------   --------   -------
TOTAL SHAREHOLDER'S EQUITY                          3,030,432    3,015,310    (15,122)    -0.50%
                                                   ----------   ----------   --------   -------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY         24,122,466   24,846,774    724,308      3.00%
                                                   ==========   ==========   ========   =======

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                                                              (BANCOLOMBIA LOGO)
                                                                        MAY 2006

BANCOLOMBIA S.A.                                                    ACCUMULATED            MONTH          GROWTH
INCOME STATEMENT                                                 -----------------   -----------------   -------
(Ps Millions)                                                     APR-06    MAY-06    APR-06    MAY-06      %
--------------------------------------------------------------   -------   -------   -------   -------   -------
INTEREST INCOME AND EXPENSES
Interest on loans                                                566,490   711,264   141,282   144,774      2.47%
Interest on investment securities                                 70,530    12,598   (30,759)  (57,932)    88.34%
Overnight funds                                                    7,681     9,445     1,777     1,764     -0.73%
                                                                 -------   -------   -------   -------   -------
TOTAL INTEREST INCOME                                            644,701   733,307   112,300    88,606    -21.10%
Interest expense
Checking accounts                                                  2,557     3,239       649       682      5.08%
Time deposits                                                     69,685    87,169    17,570    17,484     -0.49%
Savings deposits                                                  72,192    90,300    17,036    18,108      6.29%
TOTAL INTEREST ON DEPOSITS                                       144,434   180,708    35,255    36,274      2.89%
                                                                 -------   -------   -------   -------   -------
Interbank borrowings                                              37,531    46,982     9,234     9,451      2.35%
Borrowings from domestic development banks                        19,845    24,474     4,746     4,629     -2.47%
Overnight funds                                                   16,282    22,799     4,147     6,517     57.15%
Bonds                                                             28,882    35,333     6,636     6,451     -2.79%
TOTAL INTEREST EXPENSE                                           246,974   310,296    60,018    63,322      5.51%
                                                                 -------   -------   -------   -------   -------
NET INTEREST INCOME                                              397,727   423,011    52,282    25,284    -51.64%
Provision for loan and accrued interest losses, net              (60,326)  (74,170)  (18,027)  (13,844)   -23.20%
Recovery of charged-off loans                                     19,146    25,146     3,247     6,000     84.79%
Provision for foreclosed assets and other assets                 (10,384)  (12,203)   (2,579)   (1,819)   -29.47%
Recovery of provisions for foreclosed assets and other assets      8,659    12,100       157     3,441   2091.72%
                                                                 -------   -------   -------   -------   -------
TOTAL NET PROVISIONS                                             (42,905)  (49,127)  (17,202)   (6,222)   -63.83%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
   AND ACCRUED INTEREST LOSSES                                   354,822   373,884    35,080    19,062    -45.66%
                                                                 -------   -------   -------   -------   -------
Commissions from banking services and other services              22,347    30,006     6,161     7,659     24.31%
Electronic services and ATM's fees, net                           28,028    35,092     7,303     7,064     -3.27%
Branch network services, net                                      16,835    21,527     4,002     4,692     17.24%
Collections and payments fees, net                                21,867    27,722     6,703     5,855    -12.65%
Credit card merchant fees, net                                     3,102     3,663       867       561    -35.29%
Credit and debit card fees, net                                   79,144    98,129    19,896    18,985     -4.58%
Checking fees, net                                                18,981    24,336     4,254     5,355     25.88%
Check remittance, net                                              3,677     4,659       825       982     19.03%
International operations, net                                      7,402     9,961     1,961     2,559     30.49%
TOTAL FEES AND OTHER SERVICE INCOME                              201,383   255,095    51,972    53,712      3.35%
                                                                 -------   -------   -------   -------   -------
Other fees and service expenses                                  (22,581)  (28,353)   (5,586)   (5,772)     3.33%
TOTAL FEES AND INCOME FROM SERVICES, NET                         178,802   226,742    46,386    47,940      3.35%
                                                                 -------   -------   -------   -------   -------
OTHER OPERATING INCOME
Net foreign exchange gains                                        34,681    91,323    23,980    56,642    136.21%
Forward contracts in foreign currency                            (17,638)  (48,290)  (22,368)  (30,652)    37.04%
Gains on sales of investments on equity securities                42,127    43,128     7,953     1,001    -87.41%
Dividend income                                                  128,490   128,538      (321)       48   -114.95%
Communication, rent payments and others                              514       658       120       144     20.00%
TOTAL OTHER OPERATING INCOME                                     188,174   215,357     9,364    27,183    190.29%
                                                                 -------   -------   -------   -------   -------
TOTAL INCOME                                                     721,798   815,983    90,830    94,185      3.69%
OPERATING EXPENSES
Salaries and employee benefits                                   174,170   219,722    44,872    45,552      1.52%
Bonus plan payments                                                6,600     7,339      (128)      739   -677.34%
Compensation                                                         852     1,173       341       321     -5.87%
Administrative and other expenses                                211,323   263,755    56,297    52,432     -6.87%
Deposit security, net                                             17,486    20,274     4,269     2,788    -34.69%
Donation expenses                                                     53        53        14        --   -100.00%
Depreciation                                                      23,108    28,869     6,187     5,761     -6.89%
TOTAL OPERATING EXPENSES                                         433,592   541,185   111,852   107,593     -3.81%
                                                                 -------   -------   -------   -------   -------
NET OPERATING INCOME                                             288,206   274,798   (21,022)  (13,408)   -36.22%
Merger expenses                                                    6,632    11,028     1,968     4,396    123.37%
Goodwill amortization Banco de Colombia                            7,548     9,681     1,887     2,133     13.04%
NON-OPERATING INCOME (EXPENSE)
Other income                                                      86,992   116,777    75,175    29,785    -60.38%
Other expense                                                    (16,502)  (20,603)   (2,659)   (4,101)    54.23%
TOTAL NON-OPERATING INCOME                                        70,490    96,174    72,516    25,684    -64.58%
INCOME BEFORE INCOME TAXES                                       344,516   350,263    47,639     5,747    -87.94%
Income tax expense                                               (64,402)  (64,452)  (20,204)      (50)   -99.75%
                                                                 -------   -------   -------   -------   -------
NET INCOME                                                       280,114   285,811    27,435     5,697    -79.23%
                                                                 =======   =======   =======   =======   =======